STRATEGIC DIAGNOSTICS INC.

111 Pencader Drive

Newark, Delaware 19702

May 31, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Jay Ingram, Legal Branch Chief

Re:	Strategic Diagnostics Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2013
File No. 000-22400

Dear Mr. Ingram:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Francis M. DiNuzzo, President and CEO of Strategic Diagnostics Inc. (the “Company”), dated May 24, 2013, with respect to the above-referenced preliminary proxy statement.

For your convenience, we set forth each comment of the Staff’s comments in italicized typeface and include the Company’s response below it.

Unaudited Consolidated Financial Statements for the Three Month Period Ended March 31, 2013, page D-1

1.              We note from your disclosure on page D-5 and elsewhere in the filing that you are seeking shareholder approval for the Asset Sale Transaction set forth in the Asset Purchase Agreement and that this agreement may be terminated if you do not obtain stockholder approval. In light of these facts, please tell us how you met all the criteria set forth in FASB ASC 360-10-45-9 such that it was appropriate to classify the Life Sciences business as held for sale as of March 31, 2013, and as discontinued operations in accordance with FASB ASC 205-20-45-1 for the three months ended March 31, 2013 and 2012. Please also address this comment as it relates to your interim financial statements included in your Form 10-Q for the fiscal quarter ended March 31, 2013 filed on May 15, 2013.

Classification of Life Sciences Business as Held for Sale as of March 31, 2013

Under FASB ASC 360-10-45-9, a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which six criteria are met. The six criteria specified in FASB ASC 360-10-45-9 (and SDIX’s status with respect to each as of March 31, 2013) are as follows:

a.              Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

The Company’s Board of Directors approved the engagement of an investment banker in October 2012 to solicit offers for the sale of the Company’s Life Sciences Business.  Following this engagement, the investment banker commenced a process in which it contacted 51 parties that it believed could have an interest in acquiring the Life Sciences Business in order to solicit expressions of interest and potential valuations. The Company did not specify a minimum asking price during this process, but rather solicited offers from what it believed to be qualified buyers. Three of these parties ultimately submitted formal indications of interest.

In February 2013 the Board approved the negotiation of contract terms with OriGene Technologies, Inc. (“OriGene”), and on April 5, 2013, the Board approved the execution of an Asset Purchase Agreement among the Company, OriGene and its wholly-owned subsidiary, SDIX LLC (the “Asset Purchase Agreement”).  These matters have been disclosed in a press release dated April 8, 2013, the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, as well as in the preliminary proxy statement originally filed by the Company on April 22, 2013, so the Company’s stockholders have been well informed of its intentions.

The Company believes its Board of Directors has the authority to commit to a plan to sell the Life Sciences Business (disposal group), and has committed to such a plan.  The stockholders of the Company, in accordance with the requirements of Delaware law, are being asked to approve the specific transaction with OriGene; however, the Board and management committed to the plan to sell the Life Sciences Business whether in the OriGene transaction or otherwise.

The sale of the Life Science Business represents the divestiture of the Company’s remaining operating assets. The Company previously sold the assets of its Water Quality business in 2011 and the assets of its Food Safety and AG businesses in 2012, leaving just the Life Science Business.  The Board has determined that the sale of the Life Science Business is in the best interests of stockholders, for reasons including the Board’s view of the size and scale of the Company in a form in which it consisted solely of the Life Sciences Business and the time, cost and execution risk associated with expanding the Company’s business and product offerings. This determination was made in light of considerations including the Company’s efforts over the past several years to grow the business by expanding product offerings, adding marketing and sales, engaging in the consideration of various potential acquisitions and funding substantial R&D.

Management believes the most meaningful way to present this information to stockholders was to reflect the operations of the Life Sciences Business as discontinued operations in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

b.              The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

The assets of the Life Sciences Business are available for immediate sale in their present condition. There are no actions required by the Company in order to get the assets ready for sale. The Asset Purchase Agreement contains terms and conditions that are usual and customary, including the state law-mandated requirement of stockholder approval that is a customary condition in transactions in which the assets being sold constitute all or substantially all of the Company’s total assets and operations.

c.               An active program to locate a buyer and other actions to complete the plan to sell the asset (disposal group) have been initiated.

As mentioned above, the Company initiated an active program to sell its Life Science Business in 2012, which culminated in the signing of the Asset Purchase Agreement.   In addition to the engagement of an investment banker, the Company committed a significant portion of the time and efforts of its management team to this plan. The proxy statement contains a comprehensive discussion of the process followed to locate a buyer for the assets.

d.              The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

On April 5, 2013, the Company entered into the Asset Purchase Agreement, which is binding on the Company and OriGene and is subject only to normal and customary terms and conditions, including stockholder approval.  As described above, management and the Board elected during the quarter ended March 31, 2013 to pursue a transaction with OriGene as the purchaser of the Life Sciences Business following a process in which over 50 other potential purchasers were contacted.  Due to the advanced stage of negotiations with OriGene and the number of other potential purchasers that were contacted by the Company’s investment banker, management concluded that as of March 31, 2013 the sale of the Life Sciences Business was probable within one year.  The Company also considered the impact of the required stockholder approval on its probability assessment given the Company’s specific circumstances.  As described above, the Company had disposed of its profitable operations in 2011 and 2012 and  determined (i) that the sale of the Life Sciences

Business pursuant to the Asset Purchase Agreement was more favorable to the Company and its stockholders than attempting to operate the Life Sciences Business as the Company’s only business, and (ii) that the remote uncertainty associated with the stockholder vote to retain the remaining unprofitable operations was not sufficient reason to defer the presentation as discontinued operations.

e.               The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

The Company engaged an investment banker to contact parties that it believed would be likely to have an interest in the Company’s Life Science assets to solicit expressions of interest with potential valuations. The Company did not specify a minimum asking price during this process, but rather solicited offers from qualified buyers. The Board did obtain a Fairness Opinion on the final price reflected in the Asset Purchase Agreement.

f.                Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Asset Purchase Agreement is subject to usual and customary terms and conditions, including stockholder approval. While the agreement may be terminated if the Company is unable to obtain the required stockholder approval, the Company believes it will be able to obtain the necessary stockholder approval and has engaged a proxy solicitor to assist in this process. All officers and directors as a group beneficially owned 22.3% of the Company’s common stock as of April 19, 2013. The Company does not expect that stockholders will disagree with this plan. The Company does not expect that in any circumstances, changes will be made to the Asset Purchase Agreement.  If the Company is unable to obtain stockholder approval of the Asset Purchase Agreement, it intends to continue to pursue strategic alternatives for the Life Sciences Business.

Classification of Life Sciences Business as Discontinued Operations for the Three Months Ended March 31, 2013

Guidance related to when the results of operations of a component of an entity that either has been disposed of or is classified as held for sale should be reported as a discontinued operation is provided in FASB ASC Subtopic 205-20, Presentation of Financial Statements-

Discontinued Operations. To qualify for presentation as a discontinued operation, both of the following conditions from FASB ASC 205-20-45-1 must be met:

1)             The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transactions, and

2)             The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company believes for the reasons explained above that the Life Sciences Business meets the criteria in FASB ASC 360-10-45-9 as of March 31, 2013, and thus that classification of the assets as held for sale is appropriate. Furthermore, the Company believes this transaction meets both of the conditions in FASB ASC 205-20-45-1 so that classification as discontinued operations is appropriate. Following this transaction, the Company will have no continuing involvement in the operations or cash flows of the Life Sciences Business.

Unaudited Pro Forma Consolidated Financial Statements, page E-1

2.              We remind you that the first column of the pro forma financial statements should reflect your historical financial statements. Please revise as applicable. Refer to Rule 11-02(b)(4) and Instruction 3 to Rule 11-02(b) of Regulation S-X.

The Company has included in its revised preliminary proxy statement, filed with the Securities and Exchange Commission on the date of this letter (the “Revised Preliminary Proxy Statement”), a revised unaudited pro forma balance sheet as of March 31, 2013 in which the first column reflects the balance sheet filed with the Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2013, and pro forma statements of operations for the years ended December 31, 2011 and 2012, in which the first column reflects the financial statements filed with the Annual Report on Form 10-K for the year ended December 31, 2012.

3.              We note that you have provided a pro forma balance sheet as of March 31, 2013 and December 31, 2012. In accordance with Rule 11-02(c)(1), a pro forma balance sheet should be only be presented as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in such balance sheet. Please revise accordingly.

In the Revised Preliminary Proxy Statement, the Company has removed the pro forma balance sheet as of December 31, 2012.

4.              Pro forma statements of operations are required for all periods presented when discontinued operations are not yet reflected in the historical statements. Please provide a pro forma statement of operations for the year ended December 31, 2011. Please also address this comment, if necessary, as it relates to your interim financial statements for the three months ended March 31, 2013 and the comparative three month interim period ended March 31, 2012.

In the Revised Preliminary Proxy Statement, the Company has added a pro forma statement of operations for the year ended December 31, 2011.  The Company submits that pro forma statements of operations are not required for the three month periods ended March 31, 2013 and 2012 as the statements for these periods included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 presents the results of the Life Sciences Business as discontinued operations.

5.              Please revise your statements of operations to remove the line items appearing after “income (loss) from continuing operations” line item. Refer to Rule 11-02(b)(5) of Regulation S-X.

In the Revised Preliminary Proxy Statement, the Company has reflected the change referenced with respect to the pro forma statements of operations for the years ended December 31, 2011 and 2012.

6.              Please ensure that any pro forma adjustments that required management’s assumptions and estimates are accompanied by footnotes that fully describe those assumptions and estimates.

The Company believes that all assumptions and estimates are fully described in the footnotes as reflected in the previously filed preliminary proxy statement, which appear in the same form in the Revised Preliminary Proxy Statement.

As requested by the Staff, the Company hereby acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (302) 456-6789 if you should have any questions.

Sincerely yours,

Strategic Diagnostics Inc.

By:	/s/ Kevin J. Bratton
Kevin J. Bratton
Chief Financial Officer

cc:	Ms. Jean Baker
Mr. Dale Welcome
Leland Benton, Esquire
Justin W. Chairman, Esquire